Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-288863
Dated November 3, 2025

MOODY CAPITAL

AMPLITECH GROUP

2025 Unit Rights Offering Overview
Nasdaq: AMPG

Free Writing Prospectus

This free writing prospectus relates to the proposed distribution in the form of a dividend by Amplitech Group, Inc. (the "Company") to holders of the Company's common stock ("Common Stock") and certain eligible warrant holders, transferable unit subscription rights to purchase an aggregate of up to 8,000,000 units, each unit consisting of one share of Common Stock, one Series A Right to purchase one share of Common Stock, and one Series B Right to purchase one share of Common Stock of the Company. The Unit Subscription Rights and the Series Rights may not be listed; and no trading market may develop. This free writing prospectus should be read together with the prospectus supplement, dated October 30, 2025 (the "Prospectus Supplement) and the accompanying base prospectus included in the Registration Statement on Form S-3 (File No. 333-288863), which was declared effective on August 4, 2025. You may obtain a copy of this free writing prospectus at https://www.amplitechgroup.com/investor-relations.

The Company has filed a Registration Statement (including a prospectus) and a Prospectus Supplement with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement (including the Risk Factors contained therein), the Prospectus Supplement, and other documents that the Company has filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR or the SEC web site at www.sec.gov. If you have any questions or need further information about this offering, please call MacKenzie Partners Inc., the information agent for this offering at telephone (212) 929-5500 (bankers and brokers) or (800) 322-2885 (all others) or by email at AMPG@mackenziepartners.com. Alternatively, AmpliTech Group, Inc., the dealer-manager or the information agent will arrange to send you the prospectus and the prospectus supplement if you request it using the contact information set forth in the offering materials

Safe Harbor Statement

Certain information in this presentation contains forward-looking statements which are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. We use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "goal," "intend," "may," "plan," "project," "seek," "should," "target," "will," "would," variations of such words, and similar expressions to identify forward-looking statements. Forward-looking statements in this presentation include, but are not limited to, statements about our growth opportunities, our business markets, receipt of large orders and our anticipated revenue results. Forward-looking statements could be affected by factors including, without limitation: the possibility that the expected synergies and benefits from recent acquisitions will not be fully realized, or will not be realized within the anticipated time periods; the risk that acquired assets will not be integrated with AmpliTech Group, Inc. ("AmpliTech" or the "Company"), successfully; the possibility of disruption from recent acquisitions which could make more difficult to maintain business and operational relationships or retain key personnel; the nature and timing of receipt of, and AmpliTech's performance on, new or existing orders that can cause significant fluctuations in net sales, working capital and operating results; the timing and funding of contracts; adjustments to gross profits on long-term contracts; risks associated with international sales; rapid technological change; evolving industry standards; new product announcements and enhancements; changing customer demands and or procurement strategies; changes in prevailing economic and political conditions, risks associated with legal proceedings, customer claims for indemnification and other similar matters; risks associated with the COVID-19 pandemic and related supply chain disruptions; supply costs and inflationary pressures; and other factors described in this presentation and AmpliTech's other filings with the SEC. AmpliTech does not undertake any duty to update any forward-looking statements contained herein.

What is Open RAN (or "ORAN")?

Open RAN is a new, open approach to building 5G networks that breaks traditional network hardware into interoperable parts from different vendors. This openness lowers costs, speeds up upgrades, and drives innovation by allowing operators to mix and match the best technology instead of relying on a single supplier. It uses smart software and cloud technologies to run networks more efficiently and flexibly, making it a strategy embraced by major global operators seeking faster, cheaper, and more adaptable wireless networks. This combination of cost savings, agility, and innovation makes ORAN companies highly investible in the rapidly growing 5G market.



When was ORAN conceived?

The term ORAN (Open Radio Access Network) was conceived in February 2018 with the founding of the O-RAN Alliance by five major global mobile network operators: AT&T, China Mobile, Deutsche Telekom, NTT DOCOMO, and Orange. The alliance unified prior efforts from the xRAN Forum (mainly American companies) and the C-RAN Alliance (mainly Chinese companies) to create a standardized, open architecture for radio access networks that promotes interoperability, vendor diversity, and the use of intelligent control through open interfaces. This initiative aimed to break the dominance of a few large vendors by enabling multi-vendor ecosystems and accelerating innovation in 5G network deployments.


O-RAN
ALLIANCE
AT&T
docomo
orange

Why should investors care about Open RAN?

AMPLITECH GROUP

1. The growth opportunity for Open RAN market is substantial and rapidly accelerating, with the global Open RAN market valued at approximately $3.98 billion in 2025 and forecasted to skyrocket to $19.58 billion by 2030 according to Mordor Intelligence, representing an impressive compound annual growth rate of roughly 37.56% over the coming five years.[1]
2. The global open ran market size was estimated at USD 4.51 billion in 2024 and is projected to reach USD 20.41 billion by 2030, growing at a CAGR of 25.6% from 2025 to 2030 according to Grand View Research.[2]
3. Market Research Future projects the global Open RAN market will grow from $8.24 billion in 2024 to $100.72 billion by 2035, at a CAGR of approximately 25.6% from 2025 to 2035.[3]
4. Research Nester forecasts an Open RAN market size exceeding $57 billion by 2035, growing at a CAGR of about 32.6% from 2026 to 2035.[4]
5. First Point Group projected Open RAN markets reaching between $19.58 billion and $41.5 billion by the end of the current decade (around 2030), with continuing strong momentum beyond that.[5]

1. Open RAN Market Size, Growth, Share & Industry Trends 2030
2. Open RAN Market Size, Share, Growth | Industry Report 2030
3. Open RAN Market Size, Share, Growth Drivers & Analysis 2035
4. Open Radio Access Network Market Size, Share & Industry Forecast 2035
5. ORAN: Market Update 2025 | First Point Group

How is AmpliTech positioned for the ORAN market growth opportunity?

AmpliTech Group stands out as a highly enviable company within the growing Open RAN market due to its strong technological leadership, strategic alliances, and demonstrated commercial traction. AmpliTech has developed advanced 5G Open RAN solutions, including a provisional pending patent for Massive MIMO 64T64R radio platform tailored for dense urban and military applications. The company has secured significant Letters of Intent (LOIs) totaling over $118 million with major Asian and North American mobile network operators, with millions already converted to funded purchase orders. As one of the few U.S.-based end-to-end ORAN 5G solution providers, AmpliTech benefits from increased demand for domestic technology vendors in critical infrastructure. Additionally, its integration of AI and machine learning into network optimization enhances competitive advantages in energy efficiency and security. These factors, combined with a strong balance sheet, growing revenue, key partnerships, and active engagement in leading industry alliances like the ORAN Alliance and Telecom Infra Project, position AmpliTech for scalable and profitable growth in a rapidly accelerating telecom landscape driven by widespread 5G adoption.

Product & Technology Milestones

AMPLITECH GROUP

FCC Certification of new ORAN 5G radios clears crucial regulatory hurdles, enabling immediate U.S. market penetration and positioning AmpliTech as a trusted domestic supplier amid supply chain security concerns.

Comprehensive Portfolio Expansion into MIMO radios, CPE, WiFi6/7, and AI-driven IoT solutions demonstrates AmpliTech is building an end-to-end 5G ecosystem, capturing multiple revenue streams per customer. The AI-IoT integration positions them at the convergence of two transformative technologies driving enterprise investment.

AGMDC LNA MMICs Integration with Spectrum Semiconductor showcases their core RF competency while enabling vertical integration that improves margins and ensures supply chain resilience—critical factors for securing multi-year enterprise contracts.

These milestones directly support the $78 million pipeline, demonstrating AmpliTech's ability to deliver comprehensive, certified solutions that meet evolving 5G network operator needs.

Solving a Critical Quantum Bottleneck

Quantum computing requires reading extremely faint, fragile signals at cryogenic 4K temperatures. AmpliTech provides the essential "readout" solution, manufacturing the ultra-low-noise cryogenic amplifiers that make high-fidelity quantum processing possible.

Key Benefits & Competitive Advantages

- **Sole U.S. Source:** The **only** American manufacturer of critical 4K cryogenic amplifiers, offering a secure, domestic supply chain for key defense and tech partners.
- **Extreme Performance:** Industry-leading low noise figures at 4K (-452°F) are a key technical benefit, enabling the high-fidelity qubit readout that quantum computers demand.
- **Proprietary IP:** Advanced Gallium Arsenide (GaAs) PHEMT designs provide a durable technology and performance advantage.

Market Validation: Trusted by Industry Leaders: AmpliTech Group's technology is being validated by a "who's who" of the quantum, aerospace and research industry players.

Investment Benefit: The "Picks & Shovels" of Quantum

- **Direct Scaling:** AmpliTech provides an essential, non-speculative component. As the market scales (more qubits), demand for high-performance amplifiers increases directly.
- **Embedded in the Ecosystem:** With key clients already secured, **AmpliTech** is positioned to grow in lockstep with the entire quantum industry.

Financial Growth for AmpliTech Group


GROWTH
IN REVENUE
AND BACKLOG OF
ORDERS AND LETTERS OF INTENT

AmpliTech Group's path to profitability appears achievable as Q2 2025 unaudited revenue approaches $11 million, with 75% derived from high-margin 5G ORAN products. The momentum is unmistakable: a robust $78 million Letter of Intent pipeline scheduled for delivery across FY2026 and FY2027 provides exceptional revenue visibility and validates strong market demand. Management expects gross margins to return to double digits within six months, extending through FY2026, as the company scales operations while maintaining cost discipline. This carefully orchestrated progression from growth to anticipated profitability is driven by large-scale enterprise orders and a product portfolio perfectly aligned with the global 5G infrastructure buildout. For investors evaluating the upcoming rights offering, AmpliTech represents a compelling opportunity to participate in a company whose revenue trajectory has shifted from speculative to systematic.

Rights Offering Use of Proceeds

A. Balance Sheet Strengthening: The rights offering will fortify AmpliTech's financial position to execute on $118 million in Letters of Intent—$78 million from a major global 5G ORAN organization and $40 million from a Tier-1 North American mobile network operator—positioning the company for sustained profitability.

B. Strategic Growth Investment: Proceeds will fuel margin expansion through continued investment in quantum-enabled 5G architectures while accelerating product deliveries to Tier-1 operators, ensuring AmpliTech captures critical next-generation infrastructure rollouts.

C. Operational Scaling: Capital will support comprehensive working capital needs including R&D, patent portfolio development, engineering, operations, quality inspection, IT infrastructure, and sales force expansion—providing the operational flexibility to scale with growing demand.

AmpliTech Group's Rights Offering

Rights Offerings are considered one of the fairest methods for a company to raise capital as it provides existing shareholders the exclusive right to participate, helping to preserve their proportional ownership and preventing dilution by outside investors. Monies raised from the unit rights offering and Series A and B rights increase the operational capabilities of AmpliTech to expand more rapidly while avoiding dilutive financings to third parties.

Unit Rights Offering Advantages

AMPLITECH GROUP

- ✓ Rightholders will have the opportunity, but not the obligation, to buy one or more units (under an effective registration statement filed with the SEC) at a specific price, in proportion to their existing equity percentage interest.
- ✓ The exercise of rights ensures equitable participation and an opportunity to preserve and potentially increase one's relative equity interest in the Company. Those who do not participate will have their ownership diluted but will still maintain their shares. Participants may maintain or increase their ownership by subscribing for units for $4.00 per unit.
- ✓ Many rightholders will exercise their unit subscription rights and some may not; therefore, participating shareholders who fully exercise their basic subscription rights may take advantage of an over-subscription privilege, which allows them to purchase shares that remain unsubscribed by others, further increasing their ownership stake.
- ✓ Rightholders will receive communications from their brokers or the Company's Information and Subscription Agents with information on the rights offering. Once the Unit Rights Offering is completed, the Company will distribute the units as (a) shares and (B) series A and B rights in a timely manner to shareholders' brokerage accounts. All net proceeds will go to the Company to support the business.

Structure of AmpliTech offering

- ✓ Unit offering: Each shareholder of record will receive, at no charge, two basic subscription rights for every share of common stock they own. Certain warrant holders shall also receive these unit subscription rights.
- ✓ Investor options: Fully exercise all basic subscription rights to be eligible for the over-subscription privilege and the ability to subscribe for units that others have not subscribed for.
- ✓ Each unit will include one share of AMPG common stock, one Series A right to buy one share of Common stock and one Series B right to buy one share of Common stock.
- ✓ Each unit is priced at $4.00

Series A and B Rights

Unit holders may leverage their additional Series A and Series B rights in the future after monitoring company performance.

- The Series A Right subscription price is $5.00 per share of Common stock expiring on July 18, 2026.
- The Series B Right subscription price is $6.00 per share of Common stock expiring on November 20, 2026.

Rights Offering Calendar

Ownership Date, must own AMPG by market close	November 7, 2025
Shareholder Record Date/Ex-Rights Date	November 10, 2025
Commencement Date	November 11, 2025
Unit Subscription Right Offering Expiration Date *	December 10, 2025
Series A Right Warrant Expected Expiration @	July 18, 2026
Series B Right Warrant Expected Expiration @	November 20, 2026

* Subscription documents and payment must be received by the subscription agent, Vstock Transfer by 5PM ET on December 10, 2025

@ Right exercise instructions and payment must be received by the relevant Right Expiration dates.

Unit Allocation

- ✓ All basic subscriptions will be filled before any oversubscriptions.
- ✓ All basic subscriptions and oversubscriptions are subject to pro rata cutbacks if the unit rights offering is oversubscribed.
- ✓ Basic subscriptions may be prorated pro rata if aggregate basic subscriptions exceed the 8,000,000 Unit maximum.
- ✓ See examples on chart on next page.

Unit Allocation Examples

AMPLITECH GROUP

Expected allocation of units assuming the following are the basic subscriptions and oversubscriptions for an up to $32 million unit rights offering.

Basic subscriptions may be prorated pro rata if aggregate basic subscriptions exceed the 8,000,000 Unit maximum.

Basic subsciptions received	Basic accepted	Oversubs received	Oversubs accepted	% of basic subscriptions filled	% of basic subscriptions filled	Total capital raise
$ 10,000,000	$ 10,000,000	$10,000,000	$10,000,000	100%	100%	$ 20,000,000
$ 20,000,000	$ 20,000,000	$20,000,000	$12,000,000	100%	60%	$ 32,000,000
$ 30,000,000	$ 30,000,000	$30,000,000	$ 2,000,000	100%	7%	$ 32,000,000
$ 40,000,000	$ 32,000,000	$40,000,000	$0	80%	0%	$ 32,000,000
$ 50,000,000	$ 32,000,000	$50,000,000	$0	64%	0%	$ 32,000,000

For more information

Information Agent: Mackenzie Partners AMPG@mackenziepartners.com

Dealer Manager: Moody Capital Solutions, Inc. info@moodycapital.com

Investor Relations: PCG Advisory, Inc. Kirin Smith ksmith@pcgadvisory.com